

16012258

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2016
Washington DC
409



SEC FILE NUMBER
8-43693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
World Trend Financial Planning Services, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 2nd Street SE Suite 400
(No. and Street)

Cedar Rapids	Iowa	52401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia A. Davidson (319) 364-3041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LWBJ
(Name – *if individual, state last, first, middle name*)

4200 University Avenue	West Des Moines	Iowa	50266
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia A. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trend Financial Planning Services, Ltd., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SANDRA S. KUDA
Commission Number 172030
MY COMMISSION EXPIRES
11-18-2017

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

World Trend Financial Planning Services, Ltd.

Financial Statements
December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

INTELLECTUAL CAPITAL AT WORK



4200 University Avenue, Suite 410
West Des Moines, Iowa 50266
Phone 515 222 5680
Fax 515 222 5681
lwbj.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
World Trend Financial Planning Services, Ltd.

We have audited the accompanying statement of financial condition of World Trend Financial Planning Services, Ltd. as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of World Trend Financial Planning Services, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Trend Financial Planning Services, Ltd. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements under Rule 15c3-3, and the Information Relating to Possession or Control Requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of World Trend Financial Planning Services, Ltd.'s financial statements. The supplemental information is the responsibility of World Trend Financial Planning Services, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements under Rule 15c3-3, and the Information Relating to Possession or Control Requirements under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

LWBJ, LLP

West Des Moines, IA
February 19, 2016

World Trend Financial Planning Services, Ltd.

Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	154,288
Accounts receivable:		
Commissions		30,672
Other		11,730
Prepaid expenses		1,561
Certificate of deposit		123,952
Equipment at cost, less accumulated depreciation of $165,264		38,193
Investment in Argos Odyssey LLC (Note 3)		10,742
Total assets	$	371,138

Liabilities and Stockholders' Equity		
Accounts payable	$	8,073
Accrued payroll and payroll taxes		57,816
Other accrued expenses		28,390
Deferred revenue		153,367
Total liabilities		247,646
Commitments and Contingencies (Note 5)		
Stockholders' equity:		
Common stock (50,000 shares authorized, 15,000 shares issued and outstanding; no par value)		15,000
Additional paid-in capital		21,862
Retained earnings		86,630
Total stockholders' equity		123,492
Total liabilities and stockholders' equity	$	371,138

See Notes to Financial Statements.

World Trend Financial Planning Services, Ltd.

Statement of Income
Year Ended December 31, 2015

Revenue:	
Commissions and fees	$2,540,487
Consulting income (Note 6)	41,639
Interest and dividend income (Note 6)	6,157
	2,588,283
Operating expenses:	
Wages	1,000,535
Contract labor	172,583
Rent	119,475
Payroll taxes	76,143
Employee benefits	107,840
Administrative services	60,000
Professional fees	33,163
Travel and promotion	46,941
Office expense	110,258
Advertising	11,193
Postage	5,330
Telephone	13,987
Membership and registration fees	35,441
Insurance	21,566
Utilities	3,060
Donations	1,825
Depreciation	16,604
Training and seminars	5,566
	1,841,510
Net income	$746,773

See Notes to Financial Statements.

World Trend Financial Planning Services, Ltd.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2014	$ 15,000	$ 2,862	$ 130,393	$ 148,255
Net income	-	-	746,773	746,773
Dividends	-	-	(790,536)	(790,536)
Capital contribution	-	19,000	-	19,000
Balance, December 31, 2015	$ 15,000	$ 21,862	$ 86,630	$ 123,492

See Notes to Financial Statements.

World Trend Financial Planning Services, Ltd.

Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 746,773
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	16,604
Changes in assets and liabilities:	
Accounts receivable:	
Commissions	3,234
Other	675
Prepaid expenses	5,079
Accounts payable	6,731
Accrued payroll and payroll taxes	13,315
Other accrued expenses	3,820
Deferred revenue	7,067
Net cash provided by operating activities	803,298
Cash flows from investing activities:	
Payments on notes receivable, related parties	1,772,105
Advances on notes receivable, related parties	(1,749,725)
Increase in certificate of deposit	(2,197)
Purchase of equipment	(20,342)
Investment in Argos Odyssey LLC	(10,742)
Net cash (used in) investing activities	(10,901)
Cash flows from financing activities:	
Cash dividends	(790,536)
Capital contribution	19,000
Net cash (used in) financing activities	(771,536)
Increase in cash and cash equivalents	20,861
Cash and cash equivalents:	
Beginning	133,427
Ending	$ 154,288

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

World Trend Financial Planning Services, Ltd. (Company) operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company is also a registered investment advisor. The Company limits its activity to selling mutual funds, variable annuities, 529 plans and life insurance.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are made out directly to the fund into which the customer is investing.

Significant Accounting Policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. It is possible that, on occasion, the Company may exceed the FDIC limits for a few days. The Company does not believe it is exposed to any significant credit risk.

Investments in affiliates: Investments in affiliates, in which the Company has significant influence over but not a controlling interest, are accounted for using the equity method. This requires them to be stated at cost and adjusted for the Company's share of undistributed earnings, losses and dividends.

Receivables: Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. They are stated at the amount computed by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or insurance policy sold. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Equipment: It is the Company's policy to capitalize equipment over $1,000. Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to expense and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to ten years.

Impairment of long-lived assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of

Note 1. Nature of Business and Significant Accounting Policies (Continued)

an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. No indicators of impairment were identified during the year ended December 31, 2015.

Advertising costs: Costs incurred for advertising are expensed as incurred.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Advisor fees are recognized over the period for which they are earned.

Concentration of credit risk: Concentration of credit risk exists when changes in economic, industrial or geographic factors similarly affect groups of counterparts. The Company operates in the eastern Iowa area. Due to this, the Company's operations are dependent on this region's economic condition.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2015, the Company had no material uncertain tax positions that are required to be recorded as a liability. The Company files income tax returns in U.S. federal jurisdiction and various states as determined necessary. With a few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2012.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2015, the Company's net capital ratio, net capital and net capital requirement were as follows:

Net capital ratio	8.4/1
Net capital	$ 29,506
Net capital requirement	$ 16,510

Note 3. Investment in Argos Odyssey LLC

The Company has invested $10,742 in a limited liability company with Terry Lockridge & Dunn, Inc. (TLD) to lease office space in the Town Center Building in Cedar Rapids, IA. TLD is partially owned and operated by Timothy Terry, a stockholder of the Company. World Trend Financial Planning Services, Ltd. is a 42% owner in Argos Odyssey LLC and is accounting for the investment on the equity method. During 2015, there was no operating income or loss from Argos Odyssey LLC. Summarized financial information as of December 31, 2015, and the Company's ownership % follows:

	Total	Company %
Total Assets	$ 25,575	$ 10,742
Total Liabilities	$ -	$ -
Total Equity	$ 25,575	$ 10,742
Total Liabilities and Equity	$ 25,575	$ 10,742
Net income	$ -	$ -

Note 4. Certificate of Deposit

The Company purchased a certificate of deposit from the University of Iowa Community Credit Union In January 2015. The certificate of deposit bears interest at the rate of 1.84%, with the interest earned being added to principal. The certificate of deposit expires on November 30, 2016. The balance at December 31, 2015 is $123,952.

Note 5. Indemnifications

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6. Related Party Transactions

The Company pays fees to TLD, for accounting services, the preparation of the corporate tax return, computer services and consulting services. The total paid for these services for the year ended December 31, 2015 was $9,063.

The Company subcontracted several employees of TLD during the year ended December 31, 2015, under an expense sharing agreement. The Company reimburses 34% of wages for a number of employees under this agreement. The total paid to TLD for these services in 2015 was $86,069. Other expenses are also shared under this agreement with a majority at the 34% level. The percentage shared under the agreement is reviewed as often as every six months. The most recent revision was in May 2015, when the reimbursement percentage increased from 30% to 34%. The total amount paid in 2015, under this agreement, net of the amounts already disclosed above was $144,299. There were no amounts payable for these services as of December 31, 2015.

Note 6. Related Party Transactions (Continued)

The Company receives reimbursement from TLD-Holding, which is wholly owned and operated by Timothy Terry, for services rendered to it by an employee of the Company. The total received for these services for the year ended December 31, 2015 was $14,655.

The Company works with TLD providing consulting services for clients throughout the year. TLD collects the fees from the clients and then pays the Company for their portion. The total received for these consulting services for the year ended December 31, 2015 was $14,943. As of December 31, 2015, $11,730 has been included as other receivables in relation to fees invoiced by TLD under this arrangement which have not yet been paid out to the Company.

Throughout the year, the Company lends funds to Tim Terry, a stockholder of the company. The interest rate received was 4% and total interest for 2015 was $3,725. As of December 31, 2015, there were no notes receivable outstanding with Tim Terry.

The Company pays consulting support fees to EGT Services, Inc., which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2015 was $60,000.

The Company rents office space in Iowa City, Iowa, from TLD-WT, LLC, which is owned in part by key employees of the Company. The total rent paid for Iowa City office space for the year ended December 31, 2015 was $97,179, net of sublease rent income received totaling $51,573. The lease expires in September 2021, with two five-year options to extend the lease to September 2031. The future minimum payments due and to be received are as follows:

	Rent to be Paid	Rent to be Received
Year Ending December 31:		
2016	148,752	49,263
2017	148,752	49,263
2018	148,752	49,263
2019	148,752	12,316
2020	148,752	-
Thereafter	111,564	-
	$ 855,324	$ 160,105

Note 7. Other Rent Commitments

The Company rents office space in Cedar Rapids, Iowa, from Noleshawk Investments, an unrelated party. Total rent paid for this space for the year ended December 31, 2015 was $22,295. The lease expires in August 2019. The future minimum payments due are as follows:

	Rent to be Paid
Year Ending December 31:	
2016	22,295
2017	22,295
2018	22,295
2019	14,864
	$ 81,749

Note 8. Retirement Plan

The Company sponsors a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). All employees earning $5,000 or more of wages in the prior year and calendar year are eligible to participate in the Plan. The Plan is contributory with the Company matching up to 3% of eligible employees' wages. The total expense incurred by the Company during the year was $27,965.

World Trend Financial Planning Services, Ltd.

Schedule I. Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2015

Net Capital	
Total stockholders' equity from the statement of financial condition	$123,492
Deductions:	
Commissions receivable, insurance and annuities	29,850
Accounts receivable	11,730
Prepaid expenses	1,561
Petty cash	51
Equipment	38,193
Investment in Argos Odyssey LLC	10,742
Net capital before haircuts	31,365
Less: haircut on certificate of deposit	1,859
Net capital	$29,506
Computation of net capital requirement, minimum net capital required - higher of 6 2/3% times aggregate indebtedness or $5,000	$16,510
Excess net capital	$12,996
Aggregate indebtedness, total aggregate indebtedness included in the statement of financial condition	$247,646
Ratio of aggregate indebtedness to net capital	8.4

Statement pursuant to paragraph (d)(4) of Rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Quarterly FOCUS report as of December 31, 2015.

World Trend Financial Planning Services, Ltd.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2015

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of sub paragraph (k)(1).

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2015

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of sub paragraph (k)(1).